Exhibit 99.1



For immediate release:

**Alcon Reports Additional Clinical Data on
Potential New Glaucoma Drug**

Fort Worth, Texas – March 7, 2004 – Three-month data from several Phase III clinical trials on Travatan/Timolol Fixed Combination (TTFC), Alcon's investigational new drug to treat glaucoma, were presented this weekend at the American Glaucoma Society's annual meeting in Sarasota, Florida. Alcon has filed a New Drug Application (NDA) with the U.S. Food and Drug Administration for TTFC, which combines travoprost 0.004% and timolol 0.5% into a once-daily medication.

The data from one study demonstrated that TTFC reduced intraocular pressure (IOP) by up to 12 mmHg. The change in IOP produced by TTFC was 2 mmHg more than that produced by travoprost 0.004% alone at the 8 a.m. time point. At the 10 a.m. and 4 p.m. time points, TTFC reduced IOP between one and two mmHg more than travoprost 0.004% alone. The two other Phase III clinical trials compared the IOP lowering effect of TTFC to concomitant therapy, consisting of travoprost 0.004% dosed in the evening and timolol 0.5% dosed in the morning. TTFC was not statistically different from concomitant therapy at all 8 a.m. time points and at most, but not all, other measured time points.

The data presented from these three clinical trials demonstrated that TTFC showed a comparable safety profile to the two single agents dosed concomitantly, travoprost 0.004% and timolol 0.5%.

Stella Robertson, Ph.D., vice president of Pharmaceutical Products, Research and Development, Alcon, said, "In these clinical studies TTFC achieved similar IOP reduction as travoprost 0.004% and timolol 0.5% used concomitantly and reduced IOP compared to travoprost 0.004% alone. Importantly, it delivered these results without a medically significant increase in side effects to the patient."

About Glaucoma

While there are many causes of glaucoma, most cases are associated with increased intraocular pressure. Loss of vision is usually characterized by a gradual reduction in peripheral vision, which can lead to a tunnel vision effect. Glaucoma affects approximately 100 million people globally and is one of the leading causes of blindness in the world today. An estimated three million Americans have this sight-threatening disease. Because it is painless and advances gradually, many people who have glaucoma or elevated IOP have not been diagnosed. If detected and treated early, vision can usually be preserved.

The most common treatment for glaucoma is the use of prescription eye drops specifically developed to lower IOP. The two most widely prescribed classes of glaucoma medications are prostaglandin analogues and beta-blockers. Prostaglandin analogues, including travaprost 0.004%, currently account for over 40 percent of all glaucoma prescriptions written in the U.S., while beta-blockers, including timolol 0.5%, are the second most frequently prescribed class representing 24 percent of prescriptions

Approximately 50% of all glaucoma patients in the U.S. use two or more medications to control their IOP. In the prostaglandin analogue segment, about 40-45 percent of patients augment that therapy with another glaucoma medication, with about half of them using a beta-blocker. A fixed combination that combines a prostaglandin analogue and a beta-blocker is not available in the U.S. today.

Alcon, Inc. (NYSE:ACL) is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for over 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

Caution Concerning Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating principally to the potential for TTFC to play a role in the treatment of glaucoma. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the U.S. Food and Drug Administration may not approve our new drug application or it may take longer than expected to receive approval; treatments developed by other companies may reach the market sooner or prove to be more effective than TTFC; we may have to conduct additional studies to gain approval; the market acceptance of TTFC may not be as great as expected; we may face challenges and incur costs inherent in new product marketing; and government regulation and legislation may affect the demand for and revenues of TTFC, if any. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

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For information about Alcon, contact:
Doug MacHatton (Investor Relations)
800-400-8599
News media and other inquiries: Suzie DeMent (Public Relations)
817-551-4950
suzie.dement@alconlabs.com
www.alconinc.com